Akari Therapeutics, Plc

22 Boston Wharf Road FL 7

Boston, MA 02210

October 25, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akari Therapeutics, Plc (the “Company”)
Registration Statement on Form F-3 (the “Registration Statement”) Filed October 20, 2023 File No. 333-275119

Dear Mr. Drory:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern Time on October 26, 2023, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

AKARI THERAPEUTICS, PLC

By:	/s/ Rachelle Jacques
Name:	Rachelle Jacques
Title:	President and Chief Executive Officer